Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-156118

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

NOTES | DEPOSITS | WARRANTS

Buffer Notes	Based Upon the iShares® FTSE/Xinhua China 25 Index Fund Due , 2011 $10.00 per Note

OFFERING SUMMARY

(Related to the Pricing Supplement No. 67 Subject to Completion, Dated July 2, 2009, and the Prospectus and Prospectus Supplement Each Dated December 15, 2008)

AB Svensk Exportkredit (Swedish Export Credit Corporation, or SEK), the issuer, has filed a registration statement (including a pricing supplement with respect to the Notes, prospectus supplement and prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-156118) and the other documents SEK has filed with the SEC for more complete information about SEK and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the pricing supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

July 2, 2009

2  |  BUFFER NOTES

Buffer Notes

Based Upon the iShares® FTSE/Xinhua China 25 Index Fund

Due                     , 2011

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

OVERVIEW OF THE NOTES

The Buffer Notes Based Upon the iShares® FTSE/Xinhua China 25 Index Fund due 2011 (the “Notes”) are investments linked to an exchange-traded fund that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of the iShares® FTSE/Xinhua China 25 Index Fund shares (the “Fund Shares”) during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 15% or less in the price of the Fund Shares and limited protection against a decline of more than 15% in the price of the Fund Shares. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately two years and are issued by SEK. Some key characteristics of the Notes include:

■

Limited Downside Protection and Limited Enhanced Upside Participation. At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to or less than your initial investment in the Notes, based on the percentage change in the price of the Fund Shares from the Pricing Date to the Valuation Date. We refer to the percentage change in the price of the Fund Shares from the Pricing Date to the Valuation Date as the Fund Percentage Change. If the price of the Fund Shares on the Valuation Date (the “Ending Price”) is greater than the price of the Fund Shares on the Pricing Date (the “Starting Price”), at maturity you will receive for each Note you hold the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10, (ii) the Fund Percentage Change and (iii) approximately 200% (to be determined on the Pricing Date), subject to a maximum total return on the Notes of approximately 35.0% to 40.0% (approximately 17.5% to 20.0% per annum on a simple interest basis) (to be determined on the Pricing

Date) of the principal amount of the Notes. If the Ending Price is less than or equal to 100% of the Starting Price but greater than or equal to 85% of the Starting Price, the Note Return Amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Price is less than 85% of the Starting Price (representing a decrease of more than 15% from the Starting Price), at maturity you will receive for each Note you hold the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the sum of (a) the Fund Percentage Change (which will be negative) and (b) 15%. Thus, if the Ending Price is less than 85% of the Starting Price (regardless of the price of the Fund Shares at any other time during the term of the Notes), the maturity payment will be less than your initial investment of $10 per Note and your investment in the Notes will result in a loss. However, in no case will the maturity payment equal less than 15% of your initial investment in the Notes. Because the maximum total return over the term of the Notes is limited to approximately 35.0% to 40.0% (approximately 17.5% to 20.0% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than approximately $13.50 to $14.00 per Note (to be determined on the Pricing Date).

■

No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest or any other periodic payments on the Notes. You will also not receive any dividend payments or other distributions, if any, made on the Fund Shares or the stocks included in the FTSE/Xinhua China 25 Index, the index upon which the iShares® FTSE/Xinhua China 25 Index Fund (the “Fund”) is based.

BUFFER NOTES   |  3

■

No Principal Protection. While the Notes provide limited protection against the decline in the price of the Fund Shares, the Notes are not principal protected. If the Ending Price is less than 85% of the Starting Price, the maturity payment you receive will equal the $10 principal amount per Note plus the product of (i) $10 and (ii) the sum of (a) the Fund Percentage Change (which will be negative) and (b) 15%. Thus, if the Ending Price is less than 85% of the Starting Price (regardless of the price of the Fund Shares at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

THE NOTES ARE OBLIGATIONS OF SEK, AND NOT THE KINGDOM OF SWEDEN. The Notes are a series of unsecured senior debt securities issued by SEK. The Notes will rank equally with all other unsecured and unsubordinated debt of SEK, and any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of SEK. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

TYPES OF INVESTORS

The Notes may be an attractive investment for the following types of investors:

■	Investors looking for potential enhanced upside exposure to the iShares® FTSE/Xinhua China 25 Index

Fund, subject to a maximum total return on the Notes of approximately 35.0% to 40.0% (approximately 17.5% to 20.0% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes;

■	Investors willing to accept downside exposure to the Fund with limited protection;

■	Investors who seek to add an investment linked to an exchange-traded fund to further diversify their portfolio; or

■	Current or prospective holders of the Fund who are willing to accept the downside risk in the Fund, subject to limited protection against loss.

COMMISSIONS AND FEES

Citigroup Global Markets Inc. (“Citigroup Global Markets”), the underwriter of the sale of the notes, will receive an underwriting fee of $0.225 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.200 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.200 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

4  |  BUFFER NOTES

PRELIMINARY TERMS

Issuer:	Swedish Export Credit Corporation (SEK)
Security:	Buffer Notes Based Upon the iShares® FTSE/Xinhua China 25 Index Fund Due 2011.
Rating of the Issuer’s Obligations:	As of July 2, 2009, AA+/Aa1 (S&P / Moody’s) and subject to change during the term of the Notes. Current ratings of the Issuer’s senior debt obligations can be found on the website of SEK under “Rating” on the Investor Relations page: http://www.sek.se/en/Investor-relations/Rating/
Principal Protection:	None.
Principal Amount Issued:	$
Pricing Date:	July , 2009.
Issue Date:	Approximately 3 business days after the Pricing Date.
Valuation Date:	Approximately 3 business days before the Maturity Date.
Maturity Date:	Approximately two years after the Issue Date.
Issue Price:	$10 per Note.
Coupon:	None.
Fund Shares:	Shares of the iShares® FTSE/Xinhua China 25 Index Fund.
Payment at Maturity:	For each $10 Note, $10 plus a Note Return Amount, which may be positive, zero or negative.
Note Return Amount:

•    If the Fund Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 x Fund Percentage Change x Upside Participation Rate,

subject to the maximum total return on the Notes.

      The Upside Participation Rate will equal approximately 200% (to be determined on the Pricing Date). Because the maximum total return on the Notes is limited to approximately 35.0% to 40.0% (approximately 17.5% to 20.0% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed approximately $13.50 to $14.00 (to be determined on the Pricing Date) per Note.

•    If the Fund Percentage Change is from and including 0% to and including –15%, the Note Return Amount will be zero.

•    If the Fund Percentage Change is less than –15%, the Note Return Amount will be negative and will equal:

$10 x (Fund Percentage Change + 15%)

      Thus, if the price of the Fund Shares decreases by more than 15%, the Fund Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1.50 per $10 Note.

Fund Percentage Change:	The Fund Percentage Change will equal the following fraction, expressed as a percentage: Ending Price - Starting Price Starting Price
Starting Price:	The closing price of the Fund Shares on the Pricing Date.
Ending Price:	The closing price of the Fund Shares on the Valuation Date.
Upside Participation Rate:	Approximately 200% (to be determined on the Pricing Date).
Listing:	Application will be made to list the Notes on NYSE Arca under the symbol “BFC.”

Underwriting Discount (including the Sales Commission described below) and Issue Price:		Per Note	Total
	Public Offering Price:	$10.000	$
	Underwriting Discount:	$0.225	$
	Proceeds to SEK:	$9.775	$

Sales Commission Earned:	$0.200 per Note for each Note sold by a Citigroup Global Markets or Morgan Stanley Smith Barney LLC Financial Advisor.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:	870297876

BUFFER NOTES   |  5

BENEFITS OF THE NOTES

■

Limited Enhanced Participation in any Appreciation of the Fund Shares. The return on the Notes, if any, is based upon the performance of the Fund Shares. If the Ending Price exceeds the Starting Price, your participation in the appreciation of the Fund Shares will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of approximately 35.0% to 40.0% (approximately 17.5% to 20.0% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes.

■	Some Protection Against Loss. At maturity you will receive your original investment in the Notes even if the Ending Price has declined from the Starting Price, as long as the Ending Price is not less than 85% of the Starting Price. In this case, you will not suffer the same loss that a direct investment in the Fund Shares would produce. However, if the Ending Price is less than 85% of the Starting Price, the amount you receive at maturity will be less than your initial investment in the Notes.

■	Diversification. The Notes are linked to the Fund and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering and the “Risk Factors Associated with Foreign Currency Notes and Indexed Notes” section of the accompanying prospectus supplement for a full description of risks.

■

Potential for Loss. The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the price of the Fund Shares from the Pricing Date to the Valuation Date. If the Ending Price is less than 85% of the Starting Price, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the price of the Fund Shares exceeded the Starting Price at one or more times over the term of the Notes.

■

Appreciation is Limited. The maximum total return on the Notes will be limited to approximately 35.0% to 40.0% (approximately 17.5% to 20.0% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Price exceeds the Starting Price by more than approximately 35.0% to 40.0% (approximately 17.5% to 20.0% per annum on a simple interest basis) (to be determined on the Pricing Date), the Notes will provide less opportunity for appreciation than an investment in the stocks owned by the Fund or in a similar security that is directly linked to the appreciation of the Fund Shares and not subject to a maximum total return. (See the examples under “Hypothetical Maturity Payments” below).

■	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the Fund Shares.

■

Potential for a Lower Comparative Yield. Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Price does not increase sufficiently from the Starting Price, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of SEK of comparable maturity.

■

Relationship to the Fund. You will have no rights against the Fund, the issuer of the Fund Shares, even though the market value of the Notes and the amount you will receive at maturity depends on the price of the Fund Shares. The Fund is not involved in the offering of the Notes and has no obligation relating to the Notes. In addition, you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the Fund Shares.

■

Volatility of the Price of the Fund Shares. Historically, the price of the Fund Shares has been volatile. From October 8, 2004 to June 30, 2009, the closing price of the Fund Shares has been as low as $17.33 per Fund Share and as high as $72.91 per Fund Share. Because the Note Return Amount depends upon the Ending

6  |  BUFFER NOTES

Price, if the Ending Price is less than 85% of the Starting Price, at maturity you will receive less than the amount you initially invested in the Notes. The volatility of the closing price of the Fund Shares may result in your receiving at maturity an amount less than $10 per Note, in which case your investment in the Notes will result in a loss.

■

Value of the Fund Shares May Not Completely Track the Value of the FTSE/Xinhua China 25 Index. Although the trading characteristics and valuations of the Fund Shares will usually mirror the characteristics and valuations of the Fund, the value of the Fund Shares may not completely track the value of the Fund. The Fund Shares will reflect transaction costs and fees that are not included in the calculation of the Fund.

■

Conditions in the Chinese and Hong Kong Securities Markets. Although the market price of the Fund Shares may not completely track the value of the FTSE/Xinhua China 25 Index or the price of the stocks underlying the FTSE/Xinhua China 25 Index, the market price of the Fund Shares is expected to correspond generally to the value of those publicly traded equity securities in the Chinese and Hong Kong equity markets, as compiled and weighted by the FTSE/Xinhua China 25 Index. Investments in securities linked to the value of the Chinese and Hong Kong markets may be more volatile than the U.S. or other securities markets. Securities prices in China and Hong Kong are also subject to political, economic, financial and social factors that apply in China and Hong Kong. These factors, which could negatively affect those markets include the possibility of changes in Chinese or Hong Kong political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Chinese and Hong Kong equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Chinese and Hong Kong economies may differ favorably or unfavorably from the U.S. economy.

■

Currency Exchange Rate Risk. Because the closing price of the Fund Shares generally reflects the U.S. dollar value of the securities represented in the FTSE/Xinhua China 25 Index, holders of the notes will be exposed to currency exchange rate risk with respect to the Hong Kong dollar, the currency in which most or all of the securities or underlying securities represented in the FTSE/Xinhua China 25 Index trade. An investor’s net exposure will depend on the extent to which the Hong Kong dollar strengthens or weakens against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against the Hong Kong dollar, the price of the Fund Shares will be adversely affected and the amount you receive at maturity on the notes may be reduced.

■

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the FTSE/Xinhua China 25 Index. Your return on the Notes will not reflect the return you would realize if you actually owned the stocks included in the FTSE/Xinhua China 25 Index and purchased by the Fund. Although the price of the Fund Shares will seek to generally mirror the value of the FTSE/Xinhua China 25 Index, the price of the Fund Shares may not completely track the value of the FTSE/Xinhua China 25 Index. The price of the Fund Shares will reflect transaction costs and fees that are not included in the calculation of the FTSE/Xinhua China 25 Index. As a result, the return on the Notes may be less than the return you would realize if you actually owned the stocks included in the FTSE/Xinhua China 25 Index, even if the Ending Price is greater than the Starting Price. In addition, if the dividend yield on those stocks increases, we expect that the value of the Notes may decrease because the price of the Fund Shares will decrease when the value of the dividend payments for those stocks purchased by the Fund are paid to holders of the Fund Shares.

■

Exchange Listing and Secondary Market. SEK will apply to list the Notes on NYSE Arca, but a secondary market may not develop or continue for the term of the Notes. Although Citigroup Global Markets intends to make a secondary market for the Notes, it is not obligated to do so.

■

The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Fund, interest rates, the earnings performance of the issuers of the stocks included in the Fund, other economic conditions and SEK’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

■

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, SEK expects to hedge its obligations under the Notes with Citigroup Global Markets and Citigroup Global Markets, in turn, will most likely, directly or indirectly hedge its obligations under the Notes through the trading of the

BUFFER NOTES   |  7

stocks included in the Fund or other instruments, such as options, swaps or futures, based upon the Fund or the stocks included in the Fund, by one or more of its affiliates. Citigroup Global Markets’ or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

■

The United States Federal Income Tax Consequences of the Notes are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the Notes. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the Notes could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax

Considerations” in the pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering, and that any such guidance could have retroactive effect.

■	SEK Credit Risk. The Notes are subject to the credit risk of SEK, and actual or anticipated declines in SEK’s credit ratings may affect the market value of the Notes.

■

Notes Will Be Obligations of SEK Alone. The notes are to be issued by SEK. The notes will not be guaranteed by any other company or entity. No other entity or company will be responsible for payments under the notes or liable to holders of the notes in the event SEK defaults under the notes. The notes will not be obligations of, or guaranteed by, the Kingdom of Sweden or any internal division or agency thereof. The notes will not be issued by or guaranteed by Citigroup Global Markets or any parent or affiliate. Neither the Kingdom of Sweden nor Citigroup Global Markets will have any liability to purchasers of the notes in the event SEK defaults on the notes.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes by a U.S. holder (as defined below) who purchases Notes in the initial offering at their original public offering price and holds the Notes as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and proposed Treasury regulations issued under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which may change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, tax-exempt organizations or partnerships or other entities classified as partnerships for U.S. federal income tax purposes, (2) persons holding Notes as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, or (4) traders in securities that elect to use a mark to market method of accounting for their securities holdings. In addition, this discussion does not address alternative minimum taxes or state, local or foreign taxes.

For purposes of the following discussion, the term “U.S. holder” means a beneficial owner of the Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a U.S. domestic corporation or (iii) any other entity or person generally subject to U.S. federal income tax on a net income basis.

8  |  BUFFER NOTES

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Consequences to U.S. holders

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts, subject to a floor, to purchase the Fund and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the maturity date to satisfy that obligation at the maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

Sale, exchange or other taxable disposition of Notes. A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Potential Application of Constructive Ownership Rules. In addition, although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”). Specifically, Section 1260 is intended to address situations in which investors take “constructive ownership” positions (through forward contracts or certain other derivatives) in certain types of underlying investments (including the Fund) and receive, in the form of gains on the disposition of the “constructive ownership” transaction, income that is attributable to current ordinary income or short-term gains generated by the underlying investments. In order to prevent taxpayers from using “constructive ownership” transactions to convert such current ordinary income or short-term gains into long-term capital gains, Section 1260 provides that if an investor in a “constructive ownership” transaction realizes gain from the transaction in excess of the net long-term capital gain the investor would have realized had it held the underlying investment directly, then such excess gain will be treated as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income will be subject to an interest charge. It is currently unclear whether, or in what manner, Section 1260 would apply to recharacterize some or all of the gains, if any, realized in respect of the Notes. On one hand, because the Notes, by their terms, do not provide returns referenced to ordinary current income or short-term gain distributions generated by the Fund, there is an argument that the Notes do not present the situation that Section 1260 is intended to address. However, because an investor in a Note could, because of the Note’s leveraged upside returns, realize gains on the Note in excess of the net long-term capital gain the investor would have realized from a direct investment in the Fund, the IRS could take the view that such excess return — or a portion of that excess return — is properly recharacterized as ordinary income under Section 1260 and that the deemed underpayment of tax with respect to the deferral of such ordinary income should be subjected to an interest charge. Accordingly, you are urged to consult your tax advisor about the potential application of Section 1260 to the Notes.

Possible alternative treatment. Due to the absence of authorities that directly address the proper characterization of the Notes, the absence of comparable instruments for which there is a widely

BUFFER NOTES   |  9

accepted tax treatment and because we are not requesting a ruling from the IRS with respect to the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. If the IRS were successful in asserting an alternative characterization of the Notes, the timing and character of income on the Notes could differ materially from the above description.

Backup withholding tax and information reporting. Unless a U.S. holder is an exempt recipient such as a corporation, payments on the Notes and the proceeds received from the sale of Notes will be subject to information reporting and may also be subject to U.S. federal backup withholding tax if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability if the U.S. holder provides the required information to the IRS.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts

On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, on December 19, 2007, legislation was introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department previously issued proposed regulations that would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

U.S. holders are urged to consult their tax advisors regarding the potential effects of the foregoing developments on the tax treatment of the Notes.

Consequences to non-U.S. holders

Gain or loss on disposition. A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, maturity or repurchase by SEK of a Note unless (1) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In the notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Information reporting and backup withholding. In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as our paying agents, to a non-U.S. holder as long as the income associated with the payments is otherwise exempt from U.S. federal income tax and the holder has provided the required certification that it is a non-U.S. holder, unless either we

10  |  BUFFER NOTES

or our paying agent has actual knowledge that the holder is a U.S. person.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Description of the iShares® FTSE/Xinhua China 25 Index Fund

According to publicly available documents, the iShares® FTSE/Xinhua China 25 Index Fund (the “Fund”) is one of numerous separate investment portfolios called “Funds” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 28, 2009) and other information with the SEC. iShares Inc.’s registration statements, reports and other information are available to the public from the SEC’s website at http:// www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room in Washington, D.C.

The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities included in the FTSE/Xinhua China 25 Index. The Fund will invest a minimum of 90% of its assets in the securities of the FTSE/Xinhua China 25 Index or in American Depositary Receipts, Global Depositary Receipts or European Depositary Receipts representing securities in the FTSE/Xinhua China 25 Index. The Fund may invest the remainder of its assets in securities not included in the FTSE/Xinhua China 25 Index but which it believes will help it track that index.

The Fund uses a “Representative Sampling” strategy to try to track the FTSE/Xinhua China 25 Index, which means it invests in a representative sample of securities in the FTSE/Xinhua China 25 Index, which have a similar investment profile as the FTSE/Xinhua China 25 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return viability, earnings valuation and yield) and liquidity measures similar to those of the FTSE/Xinhua China 25 Index. The Fund’s top portfolio holdings can be found at the iShares® website. Funds, like the Fund, that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the Fund’s top holdings may be requested by calling 1-800-iShares.

For information on the FTSE/Xinhua China 25 Index, which the Fund seeks to generally track, see “Description of iShares® FTSE/Xinhua China 25 Index Fund—FTSE/Xinhua China 25 Index” in the accompanying preliminary pricing supplement.

Neither SEK nor Citigroup Global Markets has participated in the preparation of iShares, Inc.’s publicly available documents nor made any due diligence investigation or inquiry of iShares, Inc. in connection with the offering of the Notes. We make no representation that the publicly available information about iShares, Inc. or the Fund is accurate or complete.

The Notes represent obligations of SEK only. The Fund, iShares, Inc. and Barclays Global Investors, N.A. are not involved in any way in this offering and have no obligations relating to the Notes or to holders of the Notes.

FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is a capitalization-weighted index that consists of the twenty-five largest and most liquid Chinese stocks (Red Chips and H shares) listed and traded on the Hong Kong Stock Exchange. Individual constituent weights are capped at 10% on certain reweighting dates to avoid over-concentration in

BUFFER NOTES   |  11

any single stock. The FTSE/Xinhua China 25 Index was launched on October 5, 2004.

The FTSE/Xinhua China 25 Index is used as the basis for on-exchanges and OTC derivative products, mutual funds and ETFs and is calculated in accordance with the Industry Classification Benchmark, a standard developed in partnership with Dow Jones Indexes. The stocks listed on the FTSE/Xinhua China 25 Index are free-float weighted, liquidity screened, and each issuer is a current constituent of the FTSE All-World Index.

As of April 30, 2009, the five highest weighted constituents of the FTSE/Xinhua China 25 Index were China Mobile (Red Chip) with an index weight of 9.17%; China Life Insurance (H) with an index weight of 8.90%; Industrial and Commercial Bank of China (H) with an index weight of 8.14%; Bank of China (H) with an index weight of 7.17% and CNOOC (Red Chip) with an index weight of 6.00%. The three largest Industry Classification Benchmark sectors represented in the FTSE/Xinhua China 25 Index as of April 30, 2009 were banks (33.56%), telecommunications (17.92%) and oil & gas (14.20%). Current information regarding the market value of the FTSE/Xinhua China 25 Index is published daily by FTSE/Xinhua Index Limited on its website.

In order to maintain the representativeness of the FTSE/Xinhua China 25 Index, structural changes to the FTSE/Xinhua China 25 Index as a whole may be made by adding or deleting FTSE/Xinhua China 25 Index component securities. Currently, such changes in the FTSE/Xinhua China 25 Index may only be made on four dates throughout the year: as of the Tuesday after the first Friday of each January, April, July and October using data from the close of business on the next trading day following the third Friday in March, June, September and December.

12  |  BUFFER NOTES

Historical Data on the iShares® FTSE/Xinhua China 25 Index Fund

Quarterly High/Low Prices

The Fund Shares are listed on the New York Stock Exchange under the symbol “FXI.” The following table sets forth the quarterly high/low price of the Fund Shares in the period from October 2004 through June 2009. These historical data on the Fund Shares are not indicative of the future performance of the Fund Shares or what the market value of the Notes may be. Any historical upward or downward trend in the price of the Fund Shares during any period set forth below is not an indication that the price of the Fund Shares is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2004
Fourth Quarter	18.59	17.90
2005
First Quarter	19.33	17.33
Second Quarter	19.16	17.57
Third Quarter	21.96	18.83
Fourth Quarter	21.53	18.79
2006
First Quarter	25.00	20.80
Second Quarter	27.96	21.74
Third Quarter	27.38	24.37
Fourth Quarter	37.63	26.99
2007
First Quarter	39.35	30.09
Second Quarter	43.45	34.47
Third Quarter	61.17	37.07
Fourth Quarter	73.18	53.75
2008
First Quarter	60.02	39.95
Second Quarter	54.99	43.00
Third Quarter	47.74	30.45
Fourth Quarter	34.58	19.35
2009
First Quarter	32.19	22.70
Second Quarter	40.76	28.27

The following graph illustrates the historical performance of the Fund Shares based on the daily closing prices from October 8, 2004 to June 30, 2009. Past prices of the Fund Shares are not indicative of future prices of the Fund Shares.

On July 1, 2009, the closing price of the Fund Shares was $38.72.

BUFFER NOTES   |  13

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of hypothetical Ending Prices of the Fund Shares. The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price, Upside Participation Rate and maximum total return. All of the hypothetical examples are based on the following assumptions:

■	Underlying: iShares FTSE/Xinhua China 25 Index Fund

■	Issue Price: $10.00 per Note

■	Starting Price: $38.00

■	Annual dividend yield on iShares FTSE/Xinhua China 25 Index Fund: 1.50%

■	Buffer Value: 15.00%

■	Maximum Total Return: 37.50% (18.75% per annum on a simple interest basis)

■	Upside Participation Rate: 200.00%

■	Maturity: 2 years

Table of Hypothetical Payments at Maturity

Hypothetical Ending Price of the Fund Shares	Hypothetical Fund Percentage Change(1)	Hypothetical Total Return on the Fund Shares(2)	Hypothetical Total Return on the Notes(3)	Hypothetical Per Annum Return on the Notes	Hypothetical Note Return Amount(4)	Hypothetical Maturity Payment Per Note(5)
$0.00	-100.00%	-97.00%	-85.00%	-42.50%	-$8.50	$1.50
$19.00	-50.00%	-47.00%	-35.00%	-17.50%	-$3.50	$6.50
$22.80	-40.00%	-37.00%	-25.00%	-12.50%	-$2.50	$7.50
$26.60	-30.00%	-27.00%	-15.00%	-7.50%	-$1.50	$8.50
$30.40	-20.00%	-17.00%	-5.00%	-2.50%	-$0.50	$9.50
$31.35	-17.50%	-14.50%	-2.50%	-1.25%	-$0.25	$9.75
$32.30	-15.00%	-12.00%	0.00%	0.00%	$0.00	$10.00
$33.25	-12.50%	-9.50%	0.00%	0.00%	$0.00	$10.00
$34.20	-10.00%	-7.00%	0.00%	0.00%	$0.00	$10.00
$35.15	-7.50%	-4.50%	0.00%	0.00%	$0.00	$10.00
$36.10	-5.00%	-2.00%	0.00%	0.00%	$0.00	$10.00
$37.05	-2.50%	-0.50%	0.00%	0.00%	$0.00	$10.00
$38.00	0.00%	3.00%	0.00%	0.00%	$0.00	$10.00
$38.95	2.50%	5.50%	5.00%	2.50%	$0.50	$10.50
$39.90	5.00%	8.00%	10.00%	5.00%	$1.00	$11.00
$40.85	7.50%	10.50%	15.00%	7.50%	$1.50	$11.50
$41.80	10.00%	13.00%	20.00%	10.00%	$2.00	$12.00
$42.75	12.50%	15.50%	25.00%	12.50%	$2.50	$12.50
$43.70	15.00%	18.00%	30.00%	15.00%	$3.00	$13.00
$44.65	17.50%	20.50%	35.00%	17.50%	$3.50	$13.50
$45.60	20.00%	23.00%	37.50%	18.75%	$3.75	$13.75
$49.40	30.00%	33.00%	37.50%	18.75%	$3.75	$13.75
$53.20	40.00%	43.00%	37.50%	18.75%	$3.75	$13.75
$57.00	50.00%	53.50%	37.50%	18.75%	$3.75	$13.75
$76.00	100.00%	103.50%	37.50%	18.75%	$3.75	$13.75

(1)	Fund Percentage Change = (Ending Price – Starting Price) / Starting Price, expressed as a percentage.
(2)	Assumes the dividend yield on the Fund Shares is not compounded annually and is not reinvested.
(3)	The hypothetical total return on the Notes excludes any dividends paid on the Fund Shares and is calculated as follows:
•

If the hypothetical Fund Percentage Change is positive, the hypothetical total return will equal the product of (i) the hypothetical Fund Percentage Change x 200%, subject to the hypothetical maximum return on the Notes of 37.50% (18.75% per annum on a simple interest basis).

•	If the hypothetical Fund Percentage Change is from and including 0% to and including –15%, the hypothetical total return will equal 0%.
•	If the hypothetical Fund Percentage Change is less than –15%, the hypothetical total return will equal the hypothetical Fund Percentage Change + 15%.
(4)	Hypothetical Note Return Amount = $10 x hypothetical total return on the Notes.
(5)	Hypothetical maturity payment per Note = $10 + hypothetical Note Return Amount.

14  |  BUFFER NOTES

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the closing price of the Fund Shares is not available on the Valuation Date, the Calculation Agent may determine the Ending Price in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes—Note Return Amount” in the pricing supplement for more information. If the Fund Shares are delisted or trading in the Fund Shares is suspended, the Calculation Agent may select successor or substitute securities and the price of successor or substitute securities will be substituted for all purposes, including determining the Starting Price and the Ending Price. If the Fund is liquidated or otherwise terminated, the closing price of the Fund Shares will be determined by the Calculation Agent by reference to the FTSE/Xinhua China 25 Index or a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the FTSE/Xinhua China 25 Index. You should refer to the section “Description of the Notes—Delisting or Suspension of Trading in the Fund Shares; Termination of the iShares® FTSE/Xinhua China 25 Index Fund” in the pricing supplement for more information. The Calculation Agent may alter the method of calculation of the FTSE/Xinhua China 25 Index or any successor index in certain situations. You should refer to the section “Description of the Notes—Alteration of Method of Calculation” in the pricing supplement for more information. The Calculation Agent may adjust the Starting Price in certain situations. You should refer to the section “Description of the Notes—Dilution Adjustments” in the pricing supplement for more information.

The Notes represent obligations of SEK only. The iShares® FTSE/Xinhua China 25 Index Fund is not involved in any way in the offering and has no obligations relating to the Notes or to the holders of the Notes. iShares® is a registered trademark of Barclays Global Investors, N.A. (which we refer to as BGI). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets and its affiliates, and these trademarks and trade names will be sublicensed to SEK in connection with the notes. The Notes are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing or sale of the Notes. The foregoing in no way modifies or limits any disclaimers or limitations of liability that SEK may make to prospective or actual purchasers or holders of the notes.

BUFFER NOTES   |  15

Notes

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and warrants. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world.